DC
NO ACT
P.E 8·15·03
1-15543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03033859

October 1, 2003

Stephen T. Wills
Chief Financial Officer
Palatin Technologies, Inc.
4-C Cedar Brook Drive
Cedar Brook Corporate Center
Cranbury, NJ 08512

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/01/2003

Re: Palatin Technologies, Inc.
Incoming letter dated August 15, 2003

Dear Mr. Wills:

This is in response to your letter dated August 15, 2003 concerning the shareholder proposal submitted to Palatin by Barry Schaeffer. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Barry Schaeffer
3601 West 8th Street
Anacortes, WA 9822

CRGH

PALATIN
TECHNOLOGIES

PALATIN
TECHNOLOGIES, INC.

4-C CEDAR BROOK DRIVE
CEDAR BROOK CORPORATE CENTER
CRANBURY, NJ 08512

TEL: 609 495 2200
FAX: 609 495 2201

AUG 1 9 2003
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

RECEIVED
2003 AUG 21 PM 5:12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 15, 2003

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Exclusion of proposal from shareholder Barry Schaeffer

Ladies and gentlemen:

Pursuant to Rule 14a-8(j)(1) under the Securities Exchange Act of 1934, we are filing our reasons for excluding a shareholder proposal from our proxy materials relating to our 2003 annual shareholders' meeting to be held late fall of 2003. We enclose copies of the following items:

- ✓ Mr. Schaeffer's proposal letter dated June 5, 2003 and faxed to us on June 21, 2003;
- ✓ Our response to Mr. Schaeffer dated June 27, 2003, advising Mr. Schaeffer of the procedural deficiencies in his proposal;

Mr. Schaeffer did not reply to our June 27 letter.

We intend to exclude Mr. Schaeffer's proposal, as revised, for failure to follow the eligibility and format requirements of Rule 14a-8, as provided in Rule 14a-8(f). We have set forth our reasons below.

1. Eligibility - stock ownership. Mr. Schaeffer has not provided information about his stock ownership necessary for us to determine his eligibility to submit a proposal. His original proposal states after his signature, "(shareholder)." Our transfer agent informed us that as of June 21, 2003, Mr. Schaeffer had been the holder of record of 900 shares of our common stock since February 13, 2003. We have no way of knowing whether Mr. Schaeffer may have held any shares in street name for a longer period. According to our own records, Mr. Schaeffer has not purchased stock in any of our private stock offerings, and is not and has never been a holder of our convertible preferred stock. We searched SEC filings of Schedules 13D and 13G, and Forms 3, 4 and 5 relating to Palatin and found no filings under the name of, or referring to, Barry Schaeffer. According to Rule 14a-8(b)(2), a shareholder who is not a shareholder of record for the requisite period, nor a report filer, must prove his eligibility by submitting a written statement of his ownership from the holder of record, verifying that he has continuously held the requisite amount of securities for at least one year. We advised Mr. Schaeffer that he had not provided the information necessary for us to determine his eligibility, and referred him to 14a-8(b)(2).

2. Eligibility - intent to hold securities. Rule 14a-8(b)(2)(i) further provides that the proposing shareholder must include his own written statement that he intends to continue holding the securities through the date of the shareholder meeting. Mr. Schaeffer did not provide such a statement. We therefore have no verification of his intent.

3. Multiple proposals. We believe that Mr. Schaeffer has submitted more than one proposal, contrary to Rule 14a-8(c). His proposal is set forth in two parts. The first relates to cumulative voting, the second to ensuring annual election of all directors. We advised Mr. Schaeffer that he had submitted multiple proposals and referred him to Rule 14a-8(c). Again, Mr. Schaeffer did not respond to our letter. We believe that the question of cumulative voting is sufficiently distinct from the question of annual election that the two questions should be treated as separate proposals.

Aside from the above procedural deficiencies related to Mr. Schaeffer's multiple proposals, the proposal regarding "directors shall be re-elected by the shareholders on an annual basis" is moot, in that Palatin's by-laws require this already.

For the procedural reasons set forth above, we intend to exclude Mr. Schaeffer's revised proposal from our proxy statement for the 2003 annual meeting. We will be happy to provide you with any further information you may require for the purpose of reviewing this exclusion.

Very truly yours,

Stephen T. Wills

Stephen T. Wills
Chief Financial Officer

Barry Schaeffer
3601 West 8th Street
Anacortes, WA 98221

June 5, 2003

Secretary, Board of Directors
Palatin Technologies, Inc.
4 C Cedar Brook Drive
Cranbury, NJ 08512

Subject: Stockholder proposal for next annual meeting

This proposal is also being forwarded to the SEC because of recent problems with placement of other stockholders' proposals. I am also sending this proposal by email to you and the SEC.

"Resolved, that the shareholders of Palatin Technologies, Inc., assembled in Annual Meeting in person and by proxy, hereby request that the Board of Directors to take the necessary steps to:

A) Provide for cumulative voting in the election of directors, (which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit).
B) Ensure that all directors shall be re-elected by the shareholders on an annual basis."

Supporting Statement:
1. Cumulative voting increases the possibility of electing at least one director with an independent or focused viewpoint. Cumulative voting provides a voice for minority holdings.
2. Only cumulative voting gives proportionate weight to votes by stockholders whose holdings are sufficiently large enough to elect at least one but not all directors.
3. Many states have mandatory cumulative voting, as do National Banks. **In addition, many corporations have adopted cumulative voting. If you agree, please mark your proxy FOR this resolution."**

Barry Schaeffer (shareholder)

Copy: **SEC**

PALATIN
TECHNOLOGIES

PALATIN
TECHNOLOGIES, INC.

4-C CEDAR BROOK DRIVE
CEDAR BROOK CORPORATE CENTER
CRANBURY, NJ 08512

TEL: 609 495 2200
FAX: 609 495 2201

June 27, 2003

Barry Schaeffer
3601 West 8th St.
Anacortes, WA 98221

Dear Mr. Schaeffer:

We are in receipt of your proposal which was dated June 5, 2003 but faxed to us on June 21, 2003 from Jim Scott. Please be advised that your proposal does not meet the procedural requirements of the SEC regulations governing shareholder proposals for the following reasons:

1. You have not provided the information necessary for us to determine your eligibility. Please see the regulations at 17 Code of Federal Regulations, Section 240.14a-8(b)(2).

2. You have presented more than one proposal. Please see the regulations at 17 Code of Federal Regulations, Section 240.14a-8(c).

Very truly yours,

Stephen T. Wills

Stephen T. Wills, CPA/MST
Chief Financial Officer

STW/jen

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 1, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Palatin Technologies, Inc.
Incoming letter dated August 15, 2003

The proposal relates to cumulative voting in the election of directors and the annual election of directors.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. Rule 14a-8(b) also requires a written statement that the proponent intends to hold the company's stock through the date of the shareholder meeting. We note that the proponent appears not to have provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of at least $2,000, or 1%, in market value of Palatin's voting securities for at least one year prior to submission of the proposal. It also appears that the proponent failed to provide a written statement of intent to hold those securities through the date of the annual meeting. We note, however, that Palatin failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b), failed to inform the proponent of his obligation to furnish a written statement of intent to hold the company's stock, and also failed to clarify that the proponent's response must be postmarked, or transmitted electronically, no later than 14 days from the date the proponent received your notification under rule 14a-8(f) in Palatin's request for additional information from the proponent. Accordingly, unless the proponent provides Palatin with appropriate documentary support of ownership and a written statement of his intent to hold the company's securities, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Palatin omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that Palatin may exclude the proposal because the proponent exceeded the one-proposal limitation in rule 14a-8(c). It appears, however, that the company failed to clarify that the proponent's response must be postmarked, or transmitted electronically, no later than 14 days from the date the proponent received your notification under rule 14a-8(f). Accordingly, unless the proponent provides Palatin with a proposal revised to comply with rule 14a-8(c), within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Palatin omits the proposal from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

Sincerely,

Grace K. Lee
Special Counsel